April 22, 2025

Rukmini Sivaraman
Chief Financial Officer
Nutanix, Inc.
1740 Technology Drive, Suite 150
San Jose, CA 95110

       Re: Nutanix, Inc.
           Form 10-K for the fiscal year ended July 31, 2024
           File No. 001-37883
Dear Rukmini Sivaraman:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology